

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

How Kok Choong
Chief Executive Officer
Agape ATP Corp
1705 – 1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia
Taman Desa, Kuala Lumpur, Malaysia (Postal Code: 58100)

> **Re: Agape ATP Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 12, 2022**
> **File No. 333-239951**

Dear Mr. Choong:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed April 12, 2022

Resale Prospectus Cover Page, page SS-1

1.  Please note that Regulation S-K Item 501(b)(3) requires that you disclose the price at which the securities will be sold on the cover page of the prospectus. We also note that your common stock is quoted on the OTC Markets – Pink Sheets. The OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. In this regard, we also note your disclosure under the caption "Selling Stockholder Plan of Distribution" on page SS-26 of the resale prospectus that the selling stockholders may sell shares "on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions" and "at fixed or negotiated prices." Please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a price at which the selling stockholders will offer and sell shares, in compliance with Item 501(b)(3) of Regulation

S-K, until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.

 Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Lawrence Venick, Esq.